Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 8, 2019
Via EDGAR
Ms. Christina Fettig
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Variable Contracts Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14 pursuant to the Securities Act of 1933
Registration No. 333-230149
Dear Ms. Fettig and Ms. Rossotto:
On behalf of the Registrant, this letter responds to Ms. Fettig’s accounting comments communicated to Megan Hoffmann, Graham Langwith, Sara Reece, Adam Shaikh, and me by telephone on April 1, 2019 and Ms. Rossotto’s legal comments communicated to Britney Schnathorst, Adam Shaikh, and me on April 4, 2019. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to (i) the reorganization of the Income Account into the Core Plus Bond Account, (ii) the reorganization of the LargeCap Growth Account into the LargeCap Growth Account I, and (ii) the reorganization of the Multi-Asset Income Account into the SAM (Strategic Asset Management) Flexible Income Account. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Comments to the Proxy Statement/Prospectus
Comment 1. Somewhere in the Proxy Statement/Prospectus, please disclose what would happen if each proposal is not approved.
Response: The Registrant will make the requested disclosure.
Comment 2. Somewhere towards the front of the document, please disclose if and how shareholders can revoke their vote.
Response: The Registrant will make the requested disclosure.
Comment 3. In the section titled “The Reorganizations,” please re-phrase the following in plain English: “All share classes of each Acquired Fund will vote in the aggregate and not by class with respect to the Reorganization.”
Response: The Registrant will make the requested revision.

Comment 4. In the sections titled “The Reorganizations” and “Capitalization,” please revise disclosure so that the estimated costs of repositioning are quantified as a percentage of the applicable Acquired Fund’s net assets, not the Acquiring Fund’s net assets.
Response: The Registrant will make the requested revision.
Comment 5. In the section titled “The Reorganizations,” please revise disclosure so that quantification of the estimated costs of repositioning is presented in a consistent format throughout.
Response: The Registrant will make the requested revision.
Comment 6. In the first paragraph of the section titled “The Reorganizations” for Proposal 1, please revise disclosure so that the taxable impact to Contract Owners is disclosed first.
Response: The Registrant will make the requested disclosure.
Comment 7. In the section titled “The Reorganizations” for Proposal 1, please revise disclosure to clarify whether the percentage of portfolio securities to be disposed of and new securities purchased is before or after the anticipated redemption by the PVC SAM Portfolios, which is contingent upon approval of the Reorganization.
Response: The Registrant will make the requested disclosure.
Comment 8. In the sections titled “The Reorganizations” for Proposal 1, Proposal 2, and Proposal 3, please include a brief summary toward the beginning of each section describing the potential benefits of each Reorganization, as well as the applicable strategies, fees, and portfolio managers and whether there are any differences and/or changes as a result of the proposed Reorganization.
Response: The Registrant will make the requested disclosure.
Comment 9. In the sections titled “The Reorganizations” for Proposal 1, Proposal 2, and Proposal 3, please consider moving the following sentences to a less prominent section of the Proxy Statement/Prospectus if not relevant to the current sections: “The Reorganization will not result in any material change in the purchase and redemption procedures followed with respect to the distribution of shares. See ‘Ongoing Fees - Purchase of Fund Shares’ and ‘Ongoing Fees - Sale of Fund Shares.’”
Response: The Registrant will make the requested revision.
Comment 10. Please explain supplementally the basis for the following three statements in the section titled “The Reorganizations” for Proposal 1, Proposal 2, and Proposal 3, respectively:
“The direct expenses and out-of-pocket fees incurred in connection with the Reorganization, including printing, mailing, and solicitation costs and audit fees, will be paid by the Acquired Fund shareholders because the benefits of the Reorganization to Acquired Fund shareholders (as described under "Proposal 1 - Board Consideration of the Reorganization") are expected to outweigh these expenses and fees within twelve months.”
“The direct expenses and out-of-pocket fees incurred in connection with the Reorganization, including printing, mailing, and solicitation costs and audit fees, will be paid by the Acquired Fund shareholders because the benefits of the Reorganization to Acquired Fund shareholders (as described under "Proposal 2 - Board Consideration of the Reorganization") are expected to outweigh these expenses and fees within twelve months.”

“The direct expenses and out-of-pocket fees incurred in connection with the Reorganization, including printing, mailing, and solicitation costs and audit fees, will be paid by the Acquired Fund shareholders because the benefits of the Reorganization to Acquired Fund shareholders (as described under "Proposal 3 - Board Consideration of the Reorganization") are expected to outweigh these expenses and fees within twelve months; however, due to expense caps currently in place for the Acquired Fund and low assets under management, PGI will end up bearing these expenses and fees.”
Response: Among the other benefits described under "Proposal 1 - Board Consideration of the Reorganization,” all Acquired Fund shareholders are expected to benefit from better prospects for growth and for achieving economies of scale in the Acquiring Fund than the Acquired Fund and a decreased expense ratio. Among the other benefits described under "Proposal 2 - Board Consideration of the Reorganization," all Acquired Fund shareholders are expected to benefit from better prospects for growth and for achieving economies of scale in the Acquiring Fund than the Acquired Fund. Among the other benefits described under "Proposal 3 - Board Consideration of the Reorganization,” all Acquired Fund shareholders are expected to benefit from better prospects for growth and for achieving economies of scale in the Acquiring Fund than the Acquired Fund and a decreased expense ratio. The Registrant confirms that the Board considers the direct repositioning costs associated with each Reorganization when considering the direct expenses associated with each Reorganization.
Comment 11. In the sections titled “The Reorganizations” for Proposal 1 and Proposal 2, please revise disclosure to clarify whether the repositioning for each Reorganization represents planned or forced sales.
Response: The Registrant will make the requested revision.
Comment 12. In the section titled “The Reorganizations” for Proposal 2, please revise disclosure to explain what is driving the 69% repositioning.
Response: The Registrant will make the requested revision.
Comment 13. In the section titled “The Reorganizations” for Proposal 3, please revise disclosure to clarify whether the repositioning will include the redemption of all the Acquired Fund assets.
Response: The Registrant will make the requested revision.
Comment 14. In the sections titled “Proposal 1: Approval of a Plan of Acquisition Providing for the Reorganization of the Income Account into the Core Plus Bond Account,” “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I,” and “Proposal 3: Approval of a Plan of Acquisition Providing for the Reorganization of the Multi-Asset Income Account into the SAM (Strategic Asset Management) Flexible Income Account,” please consider re-formatting the charts to more clearly identify information applicable to the Acquired Fund and the Acquiring Fund.
Response: The Registrant will make the requested revision.
Comment 15. In the section titled “Proposal 1: Approval of a Plan of Acquisition Providing for the Reorganization of the Income Account into the Core Plus Bond Account - Comparison of Acquired and Acquiring Funds,” please revise the second sentence to disclose that the objectives are slightly different.
Response: The Registrant will make the requested revision.

Comment 16. In the section titled “Proposal 1: Approval of a Plan of Acquisition Providing for the Reorganization of the Income Account into the Core Plus Bond Account - Comparison of Acquired and Acquiring Funds,” please revise the first paragraph to disclose that the Acquiring Fund has a more active portfolio.
Response: The Registrant will make the requested revision.
Comment 17. In the section titled “Proposal 1: Approval of a Plan of Acquisition Providing for the Reorganization of the Income Account into the Core Plus Bond Account - Comparison of Acquired and Acquiring Funds,” please consider adding a footnote to the “Approximate Net Assets as of December 31, 2018” section disclosing that the amount for the Acquired Fund does not reflect the anticipated redemption by the PVC SAM Portfolios, which is contingent upon approval of the Reorganization.
Response: The Registrant will make the requested revision.
Comment 18. In the sections titled “Proposal 1: Approval of a Plan of Acquisition Providing for the Reorganization of the Income Account into the Core Plus Bond Account - Comparison of Acquired and Acquiring Funds,” “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I - Comparison of Acquired and Acquiring Funds,” and “Proposal 3: Approval of a Plan of Acquisition Providing for the Reorganization of the Multi-Asset Income Account into the SAM (Strategic Asset Management) Flexible Income Account - Comparison of Acquired and Acquiring Funds,” please consider adding disclosure to clarify what Portfolio Managers and Sub-Advisors, as applicable, will manage the Acquiring Fund post-Reorganization.
Response: The Registrant will make the requested disclosure.
Comment 19. In the section titled “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I - Comparison of Investment Strategies and Objectives,” please change “Acquired Fund” to “Acquiring Fund” in the following sentence if such change is correct: “The Acquired Fund invests in growth equity securities; growth orientation emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average.”
Response: The Registrant will make the requested revision.
Comment 20. In the section titled “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I - Comparison of Acquired and Acquiring Funds,” please change “ehanced” to “enhanced.”
Response: The Registrant will make the requested revision.
Comment 21. In the sections titled “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I - Comparison of Investment Strategies and Objectives” and “ - Comparison of Investment Strategies and Risks,” please clarify whether the Acquired Fund or the Acquiring Fund employs a more passive enhanced index strategy on up to 30% of the Fund's assets.
Response: The Registrant will make the requested revision.
Comment 22. In the section titled “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I - Performance,” please confirm the first-year performance numbers are correct.
Response: Confirmed.

Comment 23. Please confirm supplementally that the fees presented in the sections titled “Fees and Expenses of the Funds” are current fees in accordance with Item 3 of Form N-14.
Response: The Registrant confirms that the fees presented in the sections titled “Fees and Expenses of the Funds” are current fees in accordance with Item 3 of Form N-14.
Comment 24. In the Annual Fund Operating Expenses tables in the sections titled “Fees and Expenses of the Funds” for Proposal 1 and Proposal 2, please consider removing Class 2 from the Acquiring Fund’s pro forma assuming Reorganization table since Acquired Fund shareholders will not receive Class 2 shares of the Acquiring Fund in the Reorganization.
Response: The Registrant will make the requested revision.
Comment 25. In the Annual Fund Operating Expenses table in the section titled “Fees and Expenses of the Fund” for Proposal 1, please revise the Acquiring Fund’s pro forma assuming Reorganization table so that the table itself reflects the anticipated redemption by the PVC SAM Portfolios, which is contingent upon approval of the Reorganization.
Response: The Registrant will make the requested revision.
Comment 26. In the section titled “Proposal 2: Approval of a Plan of Acquisition Providing for the Reorganization of the LargeCap Growth Account into the LargeCap Growth Account I - Board Consideration of the Reorganization,” please reconcile the following two statements:

•	the Acquired Fund and the Acquiring Fund have the same investment objective and similar principal investment strategies and risks; and

•
based on information provided by PGI, the Acquired Fund has underperformed its benchmark and peer group in recent years, and the Acquiring Fund had a lower risk profile (as measured by the standard deviations of the Funds' respective returns) compared to the Acquired Fund over the three- and five-year time periods ended September 30, 2018, while exhibiting better returns.

Response: The Registrant will make the requested revision.
Comment 27. In the section titled “Proposal 3: Approval of a Plan of Acquisition Providing for the Reorganization of the Multi-Asset Income Account into the SAM (Strategic Asset Management) Flexible Income Account - Comparison of Acquired and Acquiring Funds,” please add disclosure to indicate as a principal difference, if correct, that the Acquired Fund invests in other mutual funds, while the Acquiring Fund invests in other mutual funds and exchange-traded funds.
Response: The Registrant will make the requested disclosure.
Comment 28. In the section titled “Proposal 3: Approval of a Plan of Acquisition Providing for the Reorganization of the Multi-Asset Income Account into the SAM (Strategic Asset Management) Flexible Income Account - Comparison of Acquired and Acquiring Funds,” please consider whether the Acquired Fund’s investment in real estate is a significant enough difference to require disclosure that the Acquiring Fund does not invest in real estate.
Response: The Registrant will make the requested disclosure.

Comment 29. Please confirm supplementally that the Registrant will provide the opinions, and consent to use, of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus, as required by Item 16(12) of Form N-14.
Response: The Registrant confirms that it will provide the opinions, and consent to use, of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus, as required by Item 16(12) of Form N-14, in a post-effective amendment to the Registration Statement on Form N-14 as soon as reasonably practical after the closing of the Reorganization.
Comment 30. In the section titled “Capitalization - Proposal 1: Reorganization of the Income Account into the Core Plus Bond Account,” please add disclosure to clarify that the capitalization table does not reflect the anticipated redemption by the PVC SAM Portfolios, which is contingent upon approval of the Reorganization.
Response: The Registrant will make the requested disclosure.
Comment 31. In the section titled “Capitalization” for Proposal 1, Proposal 2, and Proposal 3, please revise the following heading in each capitalization table to clarify that it reflects both repositioning costs and all other costs of the applicable Reorganization: “Reduction in net assets and decrease in net asset values per share of the Acquired Fund to reflect the estimated expenses of the trading costs associated with disposing of portfolio securities.”
Response: The Registrant will make the requested revision.
Comments to the Statement of Additional Information
Comment 32. Please confirm supplementally whether the SAM (Strategic Asset Management) Flexible Income Account, the Acquiring Fund for Proposal 3, is the accounting survivor post-Reorganization.
Response: The Registrant confirms that the SAM (Strategic Asset Management) Flexible Income Account, the Acquiring Fund for Proposal 3, is the accounting survivor post-Reorganization.
Comment 33. In the Schedules of Investments, footnote (c) for the combined Core Plus Bond Account and footnote (b) for the combined LargeCap Growth Account I, please disclose whether these are planned or forced sales.
Response: The Registrant will make the requested revision.
Comment 34. In Note 2 of the notes to the pro forma financial statements, please include the percentage of each Acquired Fund that will be sold in the repositioning and clarify whether they reflect planned or forced sales.
Response: The Registrant will make the requested disclosure.
If you have questions or comments, please contact me at 515-247-5419.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant